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January 5, 2005

VIA EDGAR

William Friar
Senior Financial Analyst
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Prudential Bancorp, Inc. of Pennsylvania Registration Statement on Form S-1 File No. 333-119130

Dear Mr. Friar:

     Attached for filing on behalf of Prudential Bancorp, Inc. of Pennsylvania (the “Registrant”) is a complete copy of Pre-Effective Amendment No. 2 (the “Amendment”) to the Registration Statement on Form S-1 previously filed by the Registrant. The Amendment is being filed in accordance with the requirements of Regulation S-T.

     The Amendment reflects responses to the comments of the Staff set forth in a letter (the “Comment Letter”), dated December 21, 2004, to Thomas A. Vento, President and Chief Executive Officer of the Registrant. For ease of reference, the Staff’s comments from the Comment Letter are reproduced below in bold-face type and the responses thereto follow. The Amendment also responds to a small number of comments received on December 29, 2004 from the staff of the Federal Deposit Insurance Corporation. References to page numbers in the responses below are to the black-lined, paper copy of the Amendment which is being provided supplementally to the Staff.

General

1.	We note your comment to prior comment 2. We note that we have not received the proposed map.

William Friar
U.S. Securities and Exchange Commission
January 5, 2005

     Attached hereto is a copy of the proposed map.

Our Dividend Policy — page 9

2.	We note your response to prior comment 8. Please state clearly in the first sentence that the company has not yet decided whether to pay a dividend or not. Please make corresponding changes elsewhere as appropriate.

The first sentence on page 9 of the prospectus under the caption “Our Dividend Policy” has been revised as requested. A corresponding change was also made on page 21 of the prospectus in the section “Our Policy Regarding Dividends.”

Non-Interest Expense — page 45

3.	We note you provided an additional $500,000 contribution in 2004 to reduce the funding deficiency on your multi-employer defined benefit pension plan. Your disclosure on page 43 of Management’s Discussion and Analysis (General) indicates pension expense increased $831,000 due to reduced rates of return on pension assets and your decision to reduce the level of the plan’s funding deficiency. We also refer to your disclosure in Note 12 to the financial statements in which you state that the information regarding the actuarial present value of vested and nonvested benefits and fair value of plan assets for the separate employers in the plan is not available. In light of the above, please address the following questions:

•	Please revise your Management’s Discussion and Analysis disclosure to more clearly quantify and discuss the relevant components comprising total pension expense for 2004 and prior periods;

•	Please supplementally tell us how you determined the appropriateness of the accruals referred to above and provide a detailed analysis or other methodology used to determine these amounts in 2004 and in prior periods;

•	Please cite the relevant authoritative literature you used to conclude your accounting was appropriate for all periods presented;

•	How you were able to conclude your accounting was consistent with the relevant guidance when specific information regarding the actuarial present value of vested and nonvested benefits and fair value of plan assets for your portion was not available.

William Friar
U.S. Securities and Exchange Commission
January 5, 2005

The section “Management’s Discussion and Analysis of Financial Condition and Results of Operations” has been revised in a number of places to more clearly quantify the pension expense incurred by Prudential Savings Bank (the “Bank”) as well as to discuss the relevant components comprising total pension expense during the periods presented. Please see pages 35, 43, 46 and 47 of the prospectus.

The Bank is a participant in the Financial Institutions Retirement Fund (the “Pension Plan”) which is a multiple employer defined benefit plan administered by Pentegra Retirement Services (“Pentegra”) on behalf of the numerous financial institutions which are participants in the Pension Plan. In accordance with paragraph 68 of Statement of Financial Accounting Standard (“SFAS”) No. 87, an employer participating in a multiple employer plan shall recognize as net pension expense the required contribution for the period and shall recognize as a liability any contributions due and unpaid.

The plan year for the Pension Plan is from July 1 to June 30. An actuarial valuation of the Pension Plan is performed each year by Pentegra as of July 1st in order to establish the Pension Plan’s funding requirements for the year ending the following June 30th. Pentegra provides the Bank (as well as the other employers participating in the Pension Plan) with a report that analyzes the funded status (whether there is a funding surplus or deficiency) of the Pension Plan and indicates the funding requirements for the plan year. The actuarial valuation establishes the minimum amount that must be contributed by the Bank for the plan year. The report also further sets forth the recommended contribution amount as well as the maximum amount that can be contributed and which is fully deductible for tax purposes. The minimum required contribution represents the smallest amount the Bank could contribute for the current plan year without incurring penalties for improper funding and the maximum tax deductible contribution represents the largest amount the Bank could contribute and deduct for tax purposes for the current plan year without incurring penalties. For the plan year ended June 30, 2004, the minimum required contribution was approximately $476,000 and the maximum tax-deductible contribution was approximately $1.69 million. For the plan year 2003, the required minimum contribution was $260,000 and for plan year 2002, due to the funding status of the Pension Plan, no minimum contribution was required For plan years 2003 and 2002, Pentegra did not provide any information with respect to the maximum tax-deductible contribution that could be made; it did provide such information for plan year 2004.

In the past, the Bank has generally contributed the recommended amount proposed by Pentegra which may be more than the minimum required contribution but which is not at the maximum deductible contribution level. As indicated in the prospectus, the return on the Pension Plan’s assets during the past few years has been lower than anticipated due to the poor performance of the United States equities market and the continued low interest rate environment (the anticipated return is based on a historical rolling five year average). As a consequence, beginning with the 2003 plan year, the Bank experienced a modest funding deficiency. For purposes of the Pension Plan, a funding deficiency represents a funding shortfall that is normally paid over a period of time based upon an amortization

William Friar
U.S. Securities and Exchange Commission
January 5, 2005

schedule prepared by Pentegra. At the end of the 2004 plan year, the funding deficiency had increased materially from approximately $321,000 to approximately $961,000 due to the continued low return on the Pension Plan’s assets. After considering the Bank’s current year budget and estimated operating results and the potential for further growth of the funding deficiency, the Bank determined that it would make a contribution of $500,000 during the fourth quarter of fiscal 2004 in addition to the minimum required contribution for the plan year ended June 30, 2004. The total contribution was less than the maximum tax-deductible contribution of $1.69 million.

Since the Bank’s fiscal year end of September 30th differs from the year end of the Pension Plan, expense and pension accrual amounts are determined as of September 30th, which involves two different plan years. The pension expense for the year ended September 30, 2004 included three quarters of the required contribution for the plan year ended June 30, 2004 and one quarter of the required contribution for the plan year ended June 30, 2005. The pension expense also included the additional contribution discussed above made to the plan. As a consequence, for the fiscal year ended September 30, 2004, the total pension expense related to the Pension Plan as reflected in the Bank’s financial statements was $1.07 million.

The accounting for the Pension Plan is in accordance with SFAS No. 87 which is the applicable accounting standard to apply to a review of the expense related to the Pension Plan.

Market Area and Competition — page 53

4.	We note your response to prior comment 22. However, please revise your disclosure to discuss demographic trends over the last several years, in addition to statistics for last year. We note, for example, that in Table 2.2 of the appraisal report, it indicates that population and households deceased in both counties from 2000 to 2003. We also note the income distribution chart at the bottom of that table.

The disclosure under the caption “Market Area and Competition” on page 53 of the prospectus has been revised as requested.

5.	Please revise the sentence discussing household growth to make it more obvious that growth in Philadelphia County was negative. The use of parentheses to indicate a negative number may not be immediately clear to all readers.

The disclosure on page 53 has been revised as requested to clarify that growth in Philadelphia County was negative.

William Friar
U.S. Securities and Exchange Commission
January 5, 2005

Allowance for Loan Losses Allocation Table — page 69

6.	Please include a textual discussion detailing how you determined the allocation of the allowance for loan losses for each component or other category of lending risk. For example, we note that your construction and land development component increased to almost 23% of your total loans in 2004 as compared to 16% in 2003. You allocated almost $226,000 in 2003 and $197,000 in 2004 even though these loans grew in excess of $15 million. Additional disclosure in this area will allow a reader to more fully understand how you considered facts and circumstances in your determination of the relevant allocated amounts.

In response to the Staff’s comment, revisions have been made to the disclosure on page 67 under the subheading “Allowance for Loan Losses” to indicate that the Bank applies loss factors to each primary type of loan in its portfolio. Disclosure has been added on page 69 underneath the table that discusses the changes in the allocation of the allowance for loan losses between September 30, 2003 and September 30, 2004 which resulted from the application of the Bank’s loan loss methodology.

Employment and/or Change in Control Agreements

7.	Please quantify the benefits discussed, including the initial annual base salary and the change-in-control payments.

The disclosure on pages 83 and 84 of the prospectus under the caption “Employment Agreements” has been revised as requested to reflect the expected initial base salaries of Messrs. Vento and Corrato as well as an estimate of the potential severance payments due the executive officers in connection with a termination following a change in control of the Registrant.

Closing Comments

     The closing comments are noted.

* * *

     We trust that the enclosed responds sufficiently to the Staff’s comments as set forth in the Comment Letter. Please do not hesitate to call the undersigned at the above-listed number if there are any questions on the Amendment or if I can be of further assistance in any way.

William Friar
U.S. Securities and Exchange Commission
January 5, 2005

     As always, the Staff’s cooperation is greatly appreciated.

Very truly yours,

/s/ Philip R. Bevan
Philip R. Bevan

cc:	Gregory Dundas, Esq. John Spitz